Mail Stop 3233
                                                              July 26, 2018

Via E-mail
William Barber, President
Syndicated Resorts Association, Inc.
5530 South Valley View Blvd.
Suite 105
Las Vegas, NV 89118

       Re:    Syndicated Resorts Association, Inc.
              Amendment No. 2 to Registration Statement on Form S-1 Filed July 11, 2018
              File No. 333-222314

Dear Mr. Barber:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 30, 2018 letter.

The Business and Business Plan, page 13

Accreditations, page 18

1. We note your disclosure regarding the three accreditations that you currently possess.
       Please expand your disclosure to elaborate on the global distribution systems available to you as a member of each organization.

2. We note your response to comment 2. In response to our comment you state that you hold licenses to conduct sales of travel in 4 states, but there are 5 states that require you
 William Barber, President
Syndicated Resorts Association, Inc.
July 26, 2018
Page 2

       to be licensed. Please clarify if your planned business operations require licensing in
       Hawaii, and if so, the status of any pending license application.

Balance Sheets, Page F-9

3. We note your response to comment 7. The retained deficit on your Balance Sheet as of
       December 31, 2016 still does not agree to the retained deficit balance on your Statement of Stockholders' Equity as of that date. As previously requested, revise your financial statements for consistency.

Statements of Operations, page F-10,

4. We note your response to comment 8, but cannot locate such revision. As previously requested, disclose earnings per share data on the face of your income statement in accordance with ASC 260-10-45 here and on page F-3.

Statements of Cash Flows, page F-12

5.     We note your response to our comment 9, but cannot locate such revision.
Common
       stock issued for cash and capital contributed by shareholders should be characterized as financing activities in accordance with ASC 230-10-45. As previously requested, revise your classification of these cash flows or tell us why you believe a revision is unnecessary.

       You may contact Becky Chow at (202)551-6524 or Kristi Marrone at
(202)551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3215 with any other questions.


                                                            Sincerely,

                                                            /s/ Kim McManus

                                                            Kim McManus
                                                            Senior Counsel
                                                            Office of Real
Estate and
                                                            Commodities

cc: Lee Cassidy, Esq. (via e-mail)